UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

June 4, 2021

Date of Report (Date of earliest event reported)

Mountain Crest Acquisition Corp. II

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39864	85-3472546
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

311 West 43rd Street, 12th Floor New York, New York	10036
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (646) 493-6558

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units	MCADU	The Nasdaq Stock Market LLC
Common Stock	MCAD	The Nasdaq Stock Market LLC
Rights	MCADR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure.

Mountain Crest Acquisition Corp. II (the “MCAD”) is filing the remarks made by Dr. Suying Liu, the Company’s Chairman and CEO, at the Nasdaq Virtual Opening Bell on June 4, 2021 (“Opening Bell Remarks”), related to the initial public offering of Mountain Crest Acquisition Corp. III (“MCAE”) on the Nasdaq Capital Market. Dr. Liu also serves as the Chairman, CEO and CFO of MCAE.

Attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference are the Opening Bell Remarks.

The information in this Item 7.01 is being furnished and shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Important Information And Where To Find It

On April 6, 2021 MCAD entered into a definitive merger agreement with Better Therapeutics Inc. (“BTX”) for a proposed business combination.

In connection with the proposed business combination, MCAD has filed a registration statement on Form S-4 containing proxy materials in the form of a proxy statement with the SEC. The Form S-4 includes a proxy statement to be distributed to holders of MCAD’s common stock in connection with MCAD’s solicitation of proxies for the vote by MCAD’s shareholders with respect to the proposed business combination and other matters as described in the Form S-4, as well as the prospectus relating to the offer of securities to be issued to (“BTX”) stockholders in connection with the proposed Business Combination. After the Form S-4 has been filed and declared effective, MCAD will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the Form S-4, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about MCAD, BTX and the proposed business combination. Additionally, MCAD will file other relevant materials with the SEC in connection with the Business Combination. Copies may be obtained free of charge at the SEC's web site at www.sec.gov. Securityholders of MCAD are urged to read the Form S-4 and the other relevant materials when they become available before making any voting decision with respect to the proposed Business Combination because they will contain important information about the Business Combination and the parties to the Business Combination.

Participants in the Solicitation

Mountain Crest and Better Therapeutics and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed business combination under the rules of the SEC. Securityholders may obtain more detailed information regarding the names, affiliations, and interests of certain of Mountain Crest’s executive officers and directors in the solicitation by reading Mountain Crest’s Form S-4 and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information about Mountain Crest II’s directors and executive officers and their ownership of Mountain Crest II common stock is set forth in Mountain Crest II’s annual report on Form 10-K for the year ended December 31, 2020, dated March 30, 2021 , as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of that filing. Other information regarding the interests of Mountain Crest II’s participants in the proxy solicitation, which in some cases, may be different than those of their stockholders generally, will be set forth in the Form S-4 relating to the proposed business combination when it becomes available. These documents can be obtained free of charge at the SEC’s web site at www.sec.gov.

Better Therapeutics and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Mountain Crest II in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the Form S-4 for the proposed business combination.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of MCAD or BTX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This Current Report on Form 8-K and the attachments hereto contain forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the parties’ ability to close the proposed business combination, the anticipated benefits of the proposed business combination, and the financial condition, results of operations, earnings outlook and prospects of MCAD and/or BTX and may include statements for the period following the consummation of the proposed business combination. In addition, any statements that refer to projections (including EBITDA, adjusted EBITDA, EBITDA margin and revenue projections), forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Opening Bell Remarks, dated June 4, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 4, 2021

MOUNTAIN CREST ACQUISITION CORP. II

By:	/s/ Suying Liu
Name:	Suying Liu
Title:	Chief Executive Officer